Exhibit 99.1

InflaRx Highlights Izicopan’s Therapeutic Potential at
Kidney Week 2026

•	Data from pre-clinical renal disease models demonstrate potential of izicopan for kidney protection

•	Structural modeling provides new insight into izicopan’s differentiated molecular profile

Jena, Germany, October 22, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced the presentation of new pre-clinical data on izicopan in renal disease models at the American Society of Nephrology’s Kidney Week 2026, taking place in Denver, Colorado, October 21 - 25. The in vivo and in vitro data demonstrated that izicopan robustly inhibited C5aR-mediated inflammatory responses and provided renal protection, supporting its potential as a therapeutic candidate for complement-driven kidney diseases.

“The pre-clinical data presented at Kidney Week demonstrate the ability of izicopan to attenuate renal injury and provide a strong rationale for further development in renal diseases. Combined with its differentiated pharmacokinetic profile, including potentially reduced drug–drug interaction liability, faster onset of action, and more convenient dosing, we believe these results further support izicopan’s best-in-class potential,” said Renfeng Guo, MD, Chief Scientific Officer and Founder of InflaRx. “There is an important need for effective, safer treatment options for patients with complement-mediated inflammatory diseases, particularly in renal indications. We are excited to be advancing oral izicopan in ANCA-associated vasculitis as well as in additional kidney diseases.”

Izicopan was evaluated in two established hamster models of kidney injury: renal ischemia–reperfusion injury (IRI), a model of acute kidney injury, and unilateral ureteral obstruction (UUO)-induced nephropathy, a model of progressive renal injury and fibrosis. In both settings, oral izicopan significantly attenuated renal injury compared to vehicle-treated controls.

IRI model: A single oral dose of izicopan (100 mg/kg), administered four hours before surgery, significantly reduced plasma levels of the renal function markers creatinine and blood urea nitrogen (BUN) compared to vehicle (p < 0.001 for both). Izicopan also significantly improved the overall histopathological (H&E) score of the kidney, as well as the infarction and necrotic area scores (p < 0.05 for each).

UUO model: Izicopan, administered orally five hours before surgery and then once daily for 14 days, significantly reduced BUN levels (p < 0.001) and significantly improved the total H&E histopathological score (p < 0.05) compared to vehicle. Izicopan also showed a numerical trend toward reduced kidney fibrosis (p = NS), as assessed by Masson’s trichrome staining, and α-smooth muscle actin (α-SMA)-positive cell counts.

The structural modeling presented provides new insight into the differentiated molecular profile of izicopan. Compared with avacopan, izicopan preserves the key structural features required for high-affinity C5aR1 binding, while its trifluoromethyl substituent reduces interaction with CYP3A4/5, providing a molecular rationale for its low potential for clinically relevant time-dependent inhibition (TDI).

The poster, entitled “Izicopan, a second-generation oral C5a receptor 1 (C5aR1) antagonist, demonstrates promising therapeutic potential in kidney disease models”, can be accessed here.

About izicopan
Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. InflaRx is planning for development of izicopan in ANCA-associated vasculitis (AAV) and additional renal indications.

In contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4/5), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules and draining tunnels, robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx
InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of ANCA-associated vasculitis and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. Follow InflaRx on LinkedIn. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "estimate," "believe," "predict," "potential" or "continue," among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the therapeutic potential of izicopan in renal and other complement-mediated diseases; the success of our future clinical trials for izicopan's treatment of AAV and other renal diseases, including aHUS, IgAN and C3G, and our ability to establish proof of concept for izicopan across such indications; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including potential regulatory paths in AAV for vilobelimab and izicopan and related discussions with EMA; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or marketing authorization for any indication; potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for PG; whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes, the optimization of our manufacturing methods and processes, and our ability to rely on existing third-party manufacturers or engage additional third-party manufacturers for planned future clinical trials and commercial supply; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight; our ability to comply with enacted and future legislation in seeking marketing approval, authorization or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors (including avacopan) and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and the risks, uncertainties and other factors described under the heading "Risk Factors" in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.